Exhibit 99.4

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

Philippe GATEAU
Tel. : 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 350 151 080 euros
542 051 180 R.C.S. Nanterre

www.total.com

Canada : Total increases its share in the Surmont oil sands
leases to 50%

Paris, May 10, 2005 – Total announces the purchase of an additional 6.5% stake in the Canadian Surmont leases. With the completion of this transaction Total will have a 50% stake alongside ConocoPhillips (operator). The Surmont oil sands project is in the Athabasca oil sands area, 60 kilometres southeast of Fort McMurray, Alberta, Canada.

The first phase of production will start in 2006 and reach 27,000 barrels per day of bitumen. This represents an important milestone in the development of the totality of Surmont reserves. Phase 2, which would involve the expansion of plateau production to 100,000 barrels per day by 2012, has been approved by the authorities of Alberta and is currently under study Further phases are targeted to take the production to a significantly higher level, depending on the results of the ongoing appraisal of the leases.

The Surmont oil sands project uses Steam Assisted Gravity Drainage (SAGD), a method that involves the injection of steam deep into the oil sands. The steam melts the bitumen, which is then recovered in its liquid state and pumped to the surface for further processing.

Total has extensive experience in producing heavy oils, notably in Venezuela where it is the majority shareholder in the Sincor project operating company, one of the largest extra-heavy oil recovery projects in the world. Innovative production technologies acquired through extensive research and development will allow Total to significantly expand its activities in Canada.

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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 111,000 employees worldwide. More information can be found on the company’s website: www.total.com